Exhibit 99.1

A final base shelf prospectus containing important information relating to the securities described in this document has been filed with the securities regulatory authorities in each of the provinces of Canada. A copy of the final base shelf prospectus, any amendment to the final base shelf prospectus and any applicable shelf prospectus supplement that has been filed, is required to be delivered with this document.

This document does not provide full disclosure of all material facts relating to the securities offered. Investors should read the final base shelf prospectus, any amendment and any applicable shelf prospectus supplement for disclosure of those facts, especially risk factors relating to the securities offered, before making an investment decision.

BROOKFIELD FINANCE I (UK) PLC

BROOKFIELD FINANCE INC.

US$600,000,000 2.340% NOTES DUE 2032

US$250,000,000 3.500% NOTES DUE 2051

FINAL TERM SHEET

July 21, 2021

Issuers:	Brookfield Finance I (UK) plc (in the case of the 2032 Notes) Brookfield Finance Inc. (in the case of the 2051 Notes)

Guarantor:	Brookfield Asset Management Inc.

Guarantee:	The Notes (as defined below) will be fully and unconditionally guaranteed as to payment of principal, premium (if any) and interest and certain other amounts by Brookfield Asset Management Inc.

Trade Date:	July 21, 2021

Expected Settlement Date:	July 26, 2021 (T+3)

Guarantor’s Ticker:	BAMACN

Format:	SEC registered

Denominations:	Initial denominations of US$2,000 and subsequent multiples of US$1,000

US$600,000,000 2.340% Notes due 2032

Security:	2.340% Senior Unsecured Notes of Brookfield Finance I (UK) plc due January 30, 2032 (the “2032 Notes”)

Size:	US$600,000,000

Maturity Date:	January 30, 2032

Coupon:	2.340%

Interest Payment Dates:	January 30 and July 30, commencing January 30, 2022

Price to Public:	100.000%

Benchmark Treasury:	[The Spread to Benchmark Treasury, and any disclosure relating to the Spread to Benchmark Treasury, has been removed in accordance with subsection 9A.3(4) of National Instrument 44-102 – Shelf Distributions (“NI 44-102”).]

Benchmark Treasury Price & Yield:	[The Spread to Benchmark Treasury, and any disclosure relating to the Spread to Benchmark Treasury, has been removed in accordance with subsection 9A.3(4) of NI 44-102.]

Spread to Benchmark Treasury:	[The Spread to Benchmark Treasury, and any disclosure relating to the Spread to Benchmark Treasury, has been removed in accordance with subsection 9A.3(4) of NI 44-102.]

Yield:	2.340%

Covenants:	Change of control (put @ 101%) Negative pledge Consolidation, merger, amalgamation and sale of substantial assets

Redemption Provisions:

Make-Whole Call:	Prior to October 30, 2031 (three months prior to maturity), treasury rate plus 20 basis points

Par Call:	At any time on or after October 30, 2031 (three months prior to maturity), at 100% of the principal amount of the notes to be redeemed

Use of Proceeds:	An amount equal to the net proceeds from the sale of the 2032 Notes will be allocated to the financing and/or refinancing of recently completed and future energy efficient green buildings and renewable energy projects or purchases, including the development and redevelopment of such buildings and projects. Pending such allocation, the net proceeds from the sale of the 2032 Notes will be temporarily used for general corporate purposes.

CUSIP/ISIN:	11272B AA1 / US11272BAA17

Listing:	Brookfield Finance I (UK) plc intends to apply to list the 2032 Notes on the New York Stock Exchange

US$250,000,000 3.500% Notes due 2051

Security:	3.500% Senior Unsecured Notes of Brookfield Finance Inc. due March 30, 2051 (the “2051 Notes” and, together with the 2032 Notes, the “Notes”)

Size:

US$250,000,000

The 2051 Notes will be in addition to and form part of the same series of notes as the US$500,000,000 aggregate principal amount of Brookfield Finance Inc.’s 3.500% notes due 2051, which were originally issued on September 28, 2020 (the “Original 2051 Notes”). After giving effect to this offering, there will be a total of US$750,000,000 aggregate principal amount of notes of this series issued and outstanding.

Maturity Date:	March 30, 2051

Coupon:	3.500% (interest on the 2051 Notes will accrue from March 30, 2021)

Interest Payment Dates:	March 30 and September 30, commencing September 30, 2021

Price to Public:	104.590% of principal amount plus accrued interest of US$2,819,444.44 from March 30, 2021

Benchmark Treasury:	[The Spread to Benchmark Treasury, and any disclosure relating to the Spread to Benchmark Treasury, has been removed in accordance with subsection 9A.3(4) of NI 44-102.]

Benchmark Treasury Price & Yield:	[The Spread to Benchmark Treasury, and any disclosure relating to the Spread to Benchmark Treasury, has been removed in accordance with subsection 9A.3(4) of NI 44-102.]

Spread to Benchmark Treasury:	[The Spread to Benchmark Treasury, and any disclosure relating to the Spread to Benchmark Treasury, has been removed in accordance with subsection 9A.3(4) of NI 44-102.]

Yield:	3.255%

Covenants:	Change of control (put @ 101%) Negative pledge Consolidation, merger, amalgamation and sale of substantial assets

Redemption Provisions:

Make-Whole Call:	Prior to September 30, 2050 (six months prior to maturity), treasury rate plus 35 basis points

Par Call:	At any time on or after September 30, 2050 (six months prior to maturity), at 100% of the principal amount of the notes to be redeemed

Use of Proceeds:	General corporate purposes

CUSIP/ISIN:	11271L AF9 / US11271LAF94

Joint Bookrunners[1]:	Active: Deutsche Bank Securities Inc. HSBC Securities (USA) Inc. Passive: SMBC Nikko Securities America Inc. Wells Fargo Securities, LLC

Co-Managers:

Banco Bradesco BBI S.A.

BNP Paribas Securities Corp.

Itau BBA USA Securities, Inc.

Mizuho Securities USA LLC

MUFG Securities Americas Inc.

National Bank of Canada Financial Inc.

Natixis Securities Americas LLC

Santander Investment Securities Inc.

SG Americas Securities, LLC

The 2032 Notes will be issued as a separate series of debt securities under a base indenture to be dated as of the date of the issuance of the 2032 Notes, between Brookfield Finance I (UK) plc, Brookfield Asset Management Inc., as guarantor, and Computershare Trust Company N.A., as U.S. trustee and Computershare Trust Company of Canada, as Canadian trustee (the “2032 Notes Base Indenture”), as supplemented by a supplemental indenture thereto (the “First Supplemental Indenture”, and together with the 2032 Notes Base Indenture, the “2032 Indenture”). The 2051 Notes will be issued on the same terms and conditions as the Original 2051 Notes, except for the issue date and the issue price, under the base indenture dated as of June 2, 2016 between Brookfield Finance Inc., Brookfield Asset Management Inc., as guarantor, and Computershare Trust Company of Canada, as trustee (the “2051 Notes Base Indenture”) and the sixth supplemental indenture, dated as of September 28, 2020 (the “Sixth Supplemental Indenture”), as supplemented by a supplemental indenture thereto (the “Supplemented Sixth Supplemental Indenture” and together with the 2051 Notes Base Indenture, the “2051 Indenture”). The 2032 Indenture and the 2051 Indenture are together referred to as the “Indentures”. The foregoing is a summary of certain of the material attributes and characteristics of the Notes, which does not purport to be complete and is qualified in its entirety by reference to the Indentures.

[1]	This offering will be made in Canada by HSBC Securities (Canada) Inc., a broker-dealer affiliate of HSBC Securities (USA) Inc., and Wells Fargo Securities Canada, Ltd., a broker-dealer affiliate of Wells Fargo Securities, LLC.

The Notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the European Economic Area (“EEA”) (an "EEA Retail Investor") or in the United Kingdom (the “UK”) (a "UK Retail Investor"). For these purposes, an EEA Retail Investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended, “MiFID II”); or (ii) a customer within the meaning of Directive (EU) 2016/97 (as amended, the “Insurance Distribution Directive”), where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (iii) not a qualified investor as defined in Regulation (EU) 2017/1129 (as amended, the “EU Prospectus Regulation”). For these purposes, a UK Retail Investor means a person who is one (or more) of: (i) a retail client, as defined in point (8) of Article 2 of Regulation (EU) No 2017/565 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018 (the "EUWA"); or (ii) a customer within the meaning of the provisions of the Financial Services and Markets Act 2000 (as amended, the "FSMA") and any rules or regulations made under the FSMA to implement the Insurance Distribution Directive, where that customer would not qualify as a professional client, as defined in point (8) of Article 2(1) of Regulation (EU) No 600/2014 as it forms part of domestic law by virtue of the EUWA; or (iii) not a qualified investor as defined in Article 2 of Regulation (EU) 2017/1129 as it forms part of domestic law by virtue of the EUWA (the "UK Prospectus Regulation"). Consequently no key information document required by (i) Regulation (EU) No 1286/2014 (the “EU PRIIPs Regulation”) for offering or selling the Notes or otherwise making them available to EEA Retail Investors or (ii) required by Regulation (EU) No 1286/2014 as it forms part of domestic law by virtue of the EUWA (the "UK PRIIPs Regulation") for offering or selling the Notes or otherwise making them available to UK Retail Investors has been prepared, and therefore offering or selling the Notes or otherwise making them available to any EEA Retail Investor or UK Retail Investor may be unlawful under the EU PRIIPs Regulation or UK PRIIPs Regulation respectively. This term sheet has been prepared on the basis that any offer of Notes in any Member State of the EEA or in the UK will be made pursuant to an exemption under the EU Prospectus Regulation or the UK Prospectus Regulation respectively from the requirement to publish a prospectus for offers of securities.

In the UK, the short form base shelf prospectus, the preliminary prospectus supplement and this document are being distributed only to, and are directed only at, and any offer subsequently made may only be directed at persons who (i) have professional experience in matters relating to investments and who qualify as investment professionals within the meaning of Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the ‘‘Financial Promotion Order’’), (ii) are persons falling within Article 49(2)(a) to (d) (‘‘high net worth companies, unincorporated associations, etc.’’) of the Financial Promotion Order, (iii) are outside the UK, or (iv) are persons to whom an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) in connection with the issue or sale of any securities may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as ‘‘relevant persons’’). The short form base shelf prospectus, the preliminary prospectus supplement and this document are directed only at relevant persons and must not be acted on or relied on in the UK by persons who are not relevant persons. In the UK, any investment or investment activity to which the short form base shelf prospectus, preliminary prospectus supplement and this document relates is available only to relevant persons and will be engaged in only with relevant persons.